Filed Pursuant to Rule 433
Registration No. 333-149361
November 13, 2008
PRICING TERM SHEET
8.25% Senior Notes due October 15, 2018

Issuer:	Pacific Gas and Electric Company
Security:	8.25% Senior Notes due October 15, 2018 (the “2018 Notes”)
Size:	$200,000,000
The 2018 Notes will be part of the same series of notes as $600,000,000 principal amount of 8.25% Senior Notes due October 15, 2018 offered and sold by the prospectus supplement dated October 16, 2008 and the accompanying prospectus.
Maturity Date:	October 15, 2018
Coupon:	8.25%
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2009
Price to Public:	104.475%
The above issue price does not include accrued interest from October 21, 2008 to the Settlement Date totaling $1,237,500 in the aggregate for the 2018 Notes.
Benchmark Treasury:	4.00% due August 15, 2018
Benchmark Treasury Yield:	3.648%
Spread to Benchmark Treasury:	+395 basis points
Yield:	7.598%
Optional Redemption:	Make-Whole Call at Treasuries plus 50 basis points
Expected Settlement Date:	November 18, 2008
CUSIP:	694308GN1
Anticipated Ratings:	A3 by Moody’s Investors Service, Inc.
BBB+ by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Greenwich Capital Markets, Inc.
Co-Managers:	Wells Fargo Securities, LLC
Loop Capital Markets, LLC
The Williams Capital Group, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533; Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649; or Greenwich Capital Markets, Inc. at 866-884-2071.